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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52132

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-02 (MM/DD/YY) AND ENDING 12-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Palm Beach Capital Services Group Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 S. Olive Ave., Suite 204
(No. and Street)

West Palm Beach, FL 33401
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael W. Kirkpatrick 561-833-3535
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION



MAR 0 3 2003

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wiesereck, Andres, + Co. P.A.
(Name – *if individual, state last, first, middle name*)

772 U.S. Highway 1, N. Palm Beach, FL 33408
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAY 01 2003
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*


SEC MAIL
RECEIVED
PROCESSING
MAR - 3 2003
WASH, D.C.
181
SECTION

PALM BEACH CAPITAL SERVICES GROUP, INC.

FINANCIAL STATEMENTS

December 31, 2002

TABLE OF CONTENTS

WIESENECK, ANDRES & COMPANY, P.A.
Certified Public Accountants

772 U.S. HIGHWAY 1
NORTH PALM BEACH, FLORIDA 33408
(561) 626-0400

Fax (561) 626-3453

THOMAS B. ANDRES, C.P.A.*, C.V.A.
PAUL M. WIESENECK, C.P.A.
*Regulated by the State of Florida

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Palm Beach Capital Services Group, Inc.
West Palm Beach, Florida

We have audited the accompanying balance sheet of Palm Beach Capital Services Group, Inc. (the Company) as of December 31, 2002 and 2001, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Palm Beach Capital Services Group, Inc. at December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with United States generally accepted accounting principles.

Wieseneck, Andres and Company, P.A.

February 4, 2003

PALM BEACH CAPITAL SERVICES GROUP, INC.
BALANCE SHEETS
December 31, 2002 and 2001

	2002	2001
ASSETS		
Current Assets		
Cash	$ 630,011	$ 888,486
Receivable from clearing organization	38,856	3,842
Recoverable income taxes	5,758	-
Marketable securities, at market value	203,995	33,000
Prepaid expenses	6,408	919
Total Current Assets	885,028	926,247
Property and Equipment		
Office furniture and equipment	45,342	21,125
Leasehold improvement	5,000	5,000
Accumulated depreciation	(18,370)	(9,749)
Net Property and Equipment	31,972	16,376
Other Assets		
Deposits	8,800	107,730
Other securities	15,600	15,600
Total Other Assets	24,400	123,330
Total Assets	$ 941,400	$ 1,065,953
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued expenses	$ 28,348	$ 13,948
Payable to clearing organization	217,228	21,746
Income taxes payable	-	7,594
Securities sold, not yet purchased, at market value	212,819	-
Other current liabilities	-	36,824
Total Current Liabilities	458,395	80,112
Long-Term Debt	750,000	750,000
Total Liabilities	1,208,395	830,112
Commitments and Contingencies		
Stockholders' Equity		
Common stock - $.001 par value; 25,000,000 shares authorized, 697,917 shares issued and outstanding	698	698
Paid in capital	334,665	334,665
Retained earnings (deficit)	(602,358)	(99,522)
Total Stockholders' Equity (Deficit)	(266,995)	235,841
Total Liabilities and Stockholders' Equity	$ 941,400	$ 1,065,953

The accompanying notes are an integral part of these financial statements.

PALM BEACH CAPITAL SERVICES GROUP, INC.
STATEMENT OF OPERATIONS
For the Years Ended December 31, 2002 and 2001

	2002	2001
Revenues		
Commissions	$ 80,021	$ 69,846
Investment advisory fee	48,867	310,000
Realized gain (loss) on sale of trading securities	385,360	(134,881)
Unrealized holding loss	(89,384)	(3,000)
Interest and dividend income	45,114	38,474
Total Revenues	469,978	280,439
Operating Expenses		
Salaries and payroll taxes	467,498	70,812
Professional fees	51,713	41,358
Floor brokerage, exchange and clearing fees	131,783	98,015
Other operating expenses	270,414	98,617
Total Operating Expenses	921,408	308,802
Loss from Operations	(451,430)	(28,363)
Other Expense		
Interest expense	(57,164)	(58,438)
Loss before Income Taxes	(508,594)	(86,801)
Provision for income taxes		
Current portion	-	(7,594)
Current tax benefit	5,758	-
Deferred tax	-	-
Net Loss	$ (502,836)	$ (94,395)

The accompanying notes are an integral part of these financial statements.

PALM BEACH CAPITAL SERVICES GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2002 and 2001

	Common Stock Par Value $.001	Paid-In Capital	Retained Earnings (Deficit)	Total Stockholders' Equity (Deficit)
Balance at December 31, 2000	$ 698	$ 334,665	$ (5,127)	$ 330,236
Net loss	-	-	(94,395)	(94,395)
Balance at December 31, 2001	698	334,665	(99,522)	235,841
Net loss	-	-	(502,836)	(502,836)
Balance at December 31, 2002	$ 698	$ 334,665	$ (602,358)	$ (266,995)

The accompanying notes are an integral part of these financial statements.

PALM BEACH CAPITAL SERVICES GROUP, INC.
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2002 and 2001

	2002	2001
Cash Flows From Operating Activities		
Cash received from customers	$ 48,867	$ 220,669
Interest and dividends received	44,619	43,308
Cash received from clearing organization (net)	699,717	147,433
Cash paid to clearing organization (net)	(263,868)	(243,002)
Cash paid to employees and suppliers of goods and services	(693,077)	(138,171)
Interest paid	(57,164)	(58,438)
Income taxes paid	(13,352)	-
Net Cash Used in Operating Activities	(234,258)	(28,201)
Cash Flows From Investing Activities		
Purchase of property and equipment	(24,217)	(4,854)
Cash Flows From Financing Activities		
Proceeds from loans	-	750,000
Net Increase (Decrease) In Cash	(258,475)	716,945
Cash and Cash Equivalents at Beginning of Period	888,486	171,541
Cash and Cash Equivalents at End of Period	$ 630,011	$ 888,486

The accompanying notes are an integral part of these financial statements.

PALM BEACH CAPITAL SERVICES GROUP, INC.
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2002 and 2001

	2002	2001
Reconciliation of Net Loss to Net Cash Used In Operating Activities		
Net Loss	$ (502,836)	$ (94,395)
Add items not requiring outlay of cash		
Depreciation and amortization	8,621	6,431
Unrealized holding loss	89,384	3,000
Cash was provided by		
Decrease in receivable from clearing company	-	12,761
Decrease in deposits	98,930	-
Increase in accounts payable and accrued expenses	14,400	10,198
Increase in other current liabilities	-	33,531
Increase in securities sold, not yet purchased	212,819	-
Increase in payable to clearing corporation	195,482	21,746
Increase in income taxes payable	-	7,594
Cash was used by		
Increase in receivable from clearing company	(35,014)	-
Increase in recoverable income taxes	(5,758)	-
Increase in marketable securities	(260,379)	(18,650)
Increase in prepaid expenses	(5,489)	(417)
Decrease in unearned commissions	-	(10,000)
Decrease in income taxes payable	(7,594)	-
Decrease in other current liabilities	(36,824)	-
Net Cash Used In Operating Activities	$ (234,258)	$ (28,201)
Non-Cash Transactions		
Proceeds from sale of trading securities	$96,076,277	$ 117,846,923
Proceeds used to acquire trading securities	$95,690,917	$ (117,974,056)
Trading securities at year end	$ 203,995	$ 33,000
Trading securities payable at year end	$ (203,995)	$ (33,000)
Securities sold, not yet purchased	$ 212,819	$ -

The accompanying notes are an integral part of these financial statements.

PALM BEACH CAPITAL SERVICES GROUP, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – NATURE OF ORGANIZATION

Palm Beach Capital Services Group, Inc. (the "Company") was incorporated in the State of Florida on July 20, 1999, to provide stock brokerage and dealer services on the NASDAQ stock market. The Company registered with the Securities and Exchange Commission on November 3, 1999 to be a broker/dealer pursuant to the National Association of Securities Dealers, Inc. (NASD), and membership was granted on April 6, 2000. The Company operates as a broker/dealer of securities to individuals and entities primarily in the Southeastern United States.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting - The Company prepares its financial statements on the accrual method of accounting, recognizing income when earned and expenses when incurred.

Securities Transactions – Proprietary securities transactions, financial instruments that broker-dealers execute for their own account, in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customer security transactions are reported on the settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities and securities not readily marketable are valued at the balance sheet date at their fair value, market to market, as determined by management.

The Clearing Firm does not require the Company to settle its account after each transaction. The net gain or loss realized by the Company on the securities bought and sold throughout the month for its own portfolio along with all commissions and interest earned, equity rebates, money market fund rebates, dividends collected, and the related clearing charges and cost of funds are settled at the end of each month. The Clearing Firm deposits the net gain or charges the net loss from trading securities to the Company's cash account at the end of each month. No interest is paid nor charged by the clearing firm on the balance that is outstanding throughout the month.

Commissions – Commissions and related clearing expenses are recorded on a trade-date basis by the clearning firm as securities transactions take place. Commissions earned in a particular month are charged to the inventory reserve account by the clearing company (see above).

Exchange Memberships – Exchange memberships are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes – The Company accounts for income taxes under the asset and liability method, whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized as income in the period that includes the enactment date. The realizability of deferred tax assets is assessed throughout the year and a valuation allowance is established accordingly.

Statement of Cash Flows – For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements – In August 2001, the FASB issued Statement No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supercedes FASB Statement No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,* and the accounting and reporting provisions of Accounting Principles Board (APB) Opinion No. 30, *Reporting the Results of Operations – Reporting the Effects of disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.* The Company adopted the provisions of FASB Statement No. 144 as of January 1, 2002. The impact of adopting SFAS 144 has no effect on the current years financial statements. The Company reviews impairment of their long-lived assets at least annually.

NOTE 3 – CASH AND CASH EQUIVALENTS

Cash and cash equivalents at December 31, consisted of the following:

	2002	2001
Demand Deposit	$ 15,038	$ 22,605
Money Market Funds - .01% to .95%	24,542	470,932
U.S. Treasury Bill - Matured 1-3-02	-	394,948
Inventory reserve - clearing account	590,431	
	$ 630,011	$ 888,485

The Company maintained approximately $600,000 in cash and cash equivalents at December 31, 2002 with Stern, Agee & Leach, Inc. (SAL) the Clearing Firm.

NOTE 4 –RECEIVABLE FROM CLEARING ORGANIZATION

Other receivables at December 31, 2002 and 2001 consist of various commission, dividend, interest and trading profits that are due to the Company by the clearing firm, SAL.. Management of the Company has determined that the amounts are all collectible, therefore, no allowance for doubtful accounts has been provided. There were no charges to bad debts in 2002 or 2001.

NOTE 5 – MARKETABLE SECURITIES

Equity securities bought and held principally for the purpose of selling them in the near future are classified as trading securities. The Company held the following securities at December 31, 2002 and 2001.

Security	2002 Shares
Allegheney Energy	500
Alliant Energy	500
Bristol Myers	1,500
isis Pharmaceutical	1,000
Motorola Inc.	1,000
Senior Hsg Pttys	1,000
Parkervision	14,470
Post Properties	1,000
	20,970

NOTE 5 – TRADING SECURITIES (continued)

Security	2002 Short Shares
Expedia	(1,650)
Gap, Inc.	(2,000)
Interdigitel Comm	(4,900)
	(8,550)

Security	2001 Shares
California First National	3,000

These securities are classified as trading securities in accordance with SFAS 115 and, accordingly, are recorded on the balance sheet at their fair value. Unrealized gains or losses at December 31, 2002 and 2001 are recorded as such in the Statement of Operations.

NOTE 6 – OTHER SECURITIES

As a member of the National Association of Securities Dealers Automated Quotation System (NASDAQ), an electronic quotation system for the over-the-counter market, the Company had an option to acquire shares of stock in the organization. The 1,200 shares of The NASDAQ Stock Market, Inc. owned by the Company are restricted (not liquid) and recorded at cost.

NOTE 7 – DEPOSITS

Deposits at December 31 consist of the following:

	2002	2001
Cash security deposit required by NASD	$ -	$ 100,000
NASDAQ Workstation Subscriber Agreement Deposit	6,800	6,800
Lease Deposit	2,000	930
Total Deposits	$ 8,800	$ 107,730

NOTE 8 – PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is provided under the straight-line method based upon the estimated useful lives of the assets, which is three to seven years. The leasehold improvements, which consist of circuit installation, are amortized over thirty-nine years using the straight-line method. Depreciation expense for the years ended December 31, 2002 and 2001 is $8,493 and $6,302. Amortization expense for the years ended December 31, 2002 and 2001 is $128.

NOTE 9 – NOTE PAYABLE

	2002	2001
A 4.75% (9% from inception through June 30, 2002) subordinated note payable to the principal stockholder of the Company. Interest on the noncollateralized note is payable monthly and the note matures in March 2004.		
Total Long-Term Debt	$ 750,000	$ 750,000

NOTE 10 – INCOME TAXES

Deferred income taxes are provided for temporary differences between the financial reporting and income tax basis of the Company's assets and liabilities. Temporary differences, net operating loss carry forwards and valuation allowances comprising the net deferred taxes on the balance sheets are as follows:

	December 31, 2002	December 31, 2001
Income tax benefit resulting from net operating loss 35%	$ 192,000	$ 47,200
Valuation allowance	(192,000)	(47,200)
Net deferred tax asset	$ -	$ -

At December 31, 2002 the Company had federal income tax net operating loss carry forward of approximately $548,000, which will expire as follows:

Year of Expiration	Amount
2021	$ 548,000

NOTE 11 – OPERATING LEASE

The Company leased approximately 1,480 square feet of office space on January 15, 2002 on a month-to-month basis. The lease was terminated on February 27, 2003.

NOTE 12 – RELATED PARTY TRANSACTIONS

The majority of the Company's revenues are derived from transactions with affiliated companies related to a major stockholder of Palm Beach Capital Services, Inc. Approximately ninety percent of revenues were the result of related party transactions.

NOTE 13 – RECLASSIFICATIONS

Certain prior year accounts have been reclassified to conform with current year presentation.

NOTE 14 – PRIOR PERIOD ADJUSTMENT

Income tax payable was increased by $7,594 to reflect the current provision for federal and state income taxes that were not accrued at December 31, 2001.

WIESENECK, ANDRES & COMPANY, P.A.

Certified Public Accountants

772 U.S. HIGHWAY 1
NORTH PALM BEACH, FLORIDA 33408
(561) 626-0400

THOMAS B. ANDRES, C.P.A.*, C.V.A.
PAUL M. WIESENECK, C.P.A.
*Regulated by the State of Florida

Fax (561) 626-3453

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors and Stockholders
Palm Beach Capital Services Group, Inc.
West Palm Beach, Florida

We have audited the accompanying financial statements of Palm Beach Capital Services Group, Inc. for the year ended December 31, 2002, and have issued our report thereon dated February 14, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and Schedule II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wieseneck, Andres & Company, P.A.

February 4, 2003

Schedule I

Palm Beach Capital Services Group, Inc.

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2002

NET CAPITAL		
Total stockholders' equity		$ (266,995)
Add:		
Subordinated borrowings allowable in computation of net capital		750,000
Total Capital and Allowable Subordinated Borrowings		483,005
Deductions and/or Charges:		
Nonallowable assets:		
NASD stock	$ 15,600	
Net equipment	31,972	
Other assets	18,225	(65,797)
Net capital before haircuts on security positions (tentative net capital)		417,208
Haircuts on securities		
Money markets	362	
Stocks	31,923	
Undue concentrations	26,327	(58,612)
Net Capital		$ 358,596
AGGREGATE INDEBTEDNESS		
Items included in the balance sheet		
Payable to clearing organization		$ 217,228
Other payables and accrued expenses		28,348
Total Aggregate Indebtedness		$ 245,576
Minimum Net Capital Requirement		$ 16,371
Minimum Dollar Net Capital Requirement of Reporting Dealer		$ 100,000
Excess Net Capital		$ 258,596
Excess Net Capital at 1,000 Percent		$ 334,039
Ratio: Aggregate Indebtedness to Net Capital		.69 to 1

No material differences exist between the above computation of net capital and required net capital of Palm Beach Capital Services Group, Inc. from what was reported on the December 31, 2002 Form X-17A-5.

Schedule II

Palm Beach Capital Services Group, Inc.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2002

Palm Beach Capital Services Group, Inc is exempt from the Computation for Determination of Revenue Requirements of rule 240. 15c3-3 – Customer Protection – reserves and custody of securities, of the Securities and Exchange Commission in accordance with section (k) (2) (ii) of that rule.

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Board of Directors and Stockholders
Palm Beach Capital Services Group, Inc.
West Palm Beach, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Palm Beach Capital Services Group, Inc. (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

WIESENECK, ANDRES & COMPANY, P.A.
Certified Public Accountants

February 4, 2003